Exhibit 99.1

POLY-PACIFIC INTERNATIONAL INC.

FOR IMMEDIATE RELEASE – Calgary, Alberta

TSX Venture Trading Symbol: PMB-V
OTCBB Trading Symbol: PLYPF

BERLIN Trading Symbol: AOLGDN

FRANKFURT Trading Symbol: POZ

POLY-PACIFIC INTERNATIONAL INC.

ANNOUNCES A NON-BROKERED PRIVATE PLACEMENT

July 20, 2007 – Poly-Pacific International Inc. (“Poly-Pacific” or the “Company”) announces that subsequent to a price reservation filed with the TSX – Venture Exchange on June 26, 2007, the Company is proceeding with a non-brokered Private Placement financing offering up to 9,722,222 units (“Units”) at a subscription price of $0.18 per Unit for gross proceeds of up to $1,750,000. Each Unit consists of one common share and one common share purchase warrant (a “Warrant”).  The Warrants are exercisable at a price of $0.30 per common share during the first year following the date of closing and at $0.40 per common share during the subsequent year.

Today, subject to regulatory approval, Poly-Pacific is pleased to announce the first closing where 3,352,853 Units will be issued for gross proceeds of $603,514. The Company paid Finder’s Fees of $40,793.40 to arm’s length parties in connection with the first closing of the placement.

The securities issued under the private placement are subject to a four-month hold period.

The proceeds of the Placement will be used for general working capital purposes and to investigate other reclamation sites in North America and perform due diligence on other related technologies.

Poly-Pacific is a recycling company that manufactures and distributes MultiCut TM, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings. Poly-Pacific is actively developing its business model to include the reclamation of industrial polymer fibre throughout North American landfill sites.

For further information please contact Randy Hayward, President and Chief Executive Officer of Poly-pacific by telephone at (604)293-8885 or by fax at (604)293-8234.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.